May 22, 2025

Bryan Davis
Chief Financial Officer
Brookfield Property Partners L.P.
73 Front Street , 5th Floor
Hamilton , HM 12
Bermuda

       Re: Brookfield Property Partners L.P.
           Form 20-F for the year ended December 31, 2024
           Filed March 21, 2025
           File No. 001-35505
Dear Bryan Davis:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the year ended December 31, 2024
5.B. LIQUIDITY AND CAPITAL RESOURCES, page 79

1. We note your disclosure indicates that you maintain capacity under your credit facilities. Please quantify to us and revise future filings to disclose the amounts available under your credit facilities as of the end of the period covered by your periodic report. In addition, your disclosure appears to indicate that you plan to seek technical default waivers. Clarify whether any of your outstanding debt is in technical default or at risk for technical default as of the end of the period covered by your periodic report. To the extent relevant, please revise future filings to discuss existing or potential technical default situations. Reference is made to Item 303(b)(1) of
       Regulation S-K and 501.03 of the Codification of Financial Reporting Policies.
ITEM 15. CONTROLS AND PROCEDURES, page 146

2. We note that management's conclusion with respect to internal control over financial
 May 22, 2025
Page 2

       reporting as of December 31, 2024 had been qualified to exclude Watermark Lodging
       Trust. We note that Watermark Lodging Trust was acquired on December 9, 2022.
        Please clarify your basis for omitting Watermark Lodging Trust from your assessment beyond more than one annual management report on internal control over financial reporting. Reference is made to Question 3 of the FAQ for Management's
       Report on Internal Control over Financial Reporting and Certification of Disclosure in
       Exchange Act Periodic Reports.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction